Exhibit 99.1

Brenmiller and Proactive Planet Partner to Distribute bGen™ Zero
Thermal Energy Storage Systems in Canada

Sign Non-Binding Memorandum of Understanding to advance potential $6 million worth of projects and scale access to low-carbon thermal energy in the province of Alberta, Canada

Rosh Ha’ayin, Israel, June 12, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions, today announced that it has signed a non-binding Memorandum of Understanding (“MoU”) with Proactive Planet, a renewable energy solutions provider based in Calgary, to distribute bGen™ TES systems to industrial companies and electric utilities in the province of Alberta in Canada. The two companies have developed an initial list of potential customers valued at over $6 million and representing potentially 60 megawatt hours (MWh) of TES capacity.

The MoU aims to expand and accelerate the rollout of Brenmiller’s bGen™ TES technology through equipment sales. Under its terms, a prospective 3-year definitive agreement would include projected sales milestones based on the companies’ pipeline.

“Canada is a strategic North American market for Brenmiller and we are eager to partner with Proactive Planet to grow bGen™ sales in Canada,” said Avi Brenmiller, chairman and CEO of Brenmiller Energy. “Our combined teams see numerous immediate and long-term opportunities for thermal energy storage to help industrial and energy companies in the region play a leading role in Canadian efforts to reach net-zero emissions by 2050.”

Founded and led by Jason Atkinson, Proactive Planet’s mission is to help clients lower their carbon footprint by utilizing bespoke combinations of renewable energy solutions. Jason has been heading up large-scale renewable energy projects throughout Western Canada since 2009.

Over 70 MWh of Brenmiller’s bGen™ TES systems are in operation or under construction worldwide. In the Americas, Brenmiller has already deployed projects in Brazil and the United States. The Company also recently announced a $500 million project pipeline, with potential contracts spanning 13 countries including Canada, the United States, Spain, Hungary, Israel, and India.

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the Company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the terms of a definitive agreement based on the signed non-binding MOU with Proactive Planet, including the conclusion of a definitive distribution agreement with Proactive Planet, that Proactive Planet will be the exclusive distributor of Brenmiller’s bGen™ TES technology throughout Alberta, Canada, potential projects reviewed by Brenmiller and Proactive Planet in Alberta, valued at over $6 million and representing potentially 60 MWh of zero-emission heat, the opportunities for thermal energy storage to help advance Canada’s goal to achieve net-zero emissions by 2050, and the Company’s $500 million pipeline in potential contracts across 13 countries including Canada, the United States, Spain, Hungary, Israel and India. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com